Exhibit 99.1

ASX Announcement Monday 29 August 2022

Advanced Human Imaging Signs Master Services Agreement with Estonia based Activate Health OÜ

Highlights

●	Activate Health has built the world’s first AI-driven digital therapeutics platform for metabolic syndrome.

●	Activate Health’s evidence-based Software as a Medical Device has completed integration of the AHI MultiScan SDKs to identify early indications of chronic disease risk.

●	Activate Health will purchase a block of 4,000 FaceScan’s and a block of 4,000 BodyScan’s for EUR€22,960.

●	Activate Health has previously been awarded €1,050,000 grant by Enterprise Estonia.

Advanced Human Imaging Limited (ASX: AHI) (“NASDAQ: AHI”) is pleased to update shareholders of the completion of the Master Services Agreement (“MSA”) with digital health provider Activate Health OÜ (“Activate”).

The parties have executed the standard AHI MSA which entails the legal and contractual terms in which AHI agrees to grant Activate the right to use AHI’s licensed Software Development Kits (SDKs) for IOS and Android platforms for body circumference measurements, face scan measurements and related intellectual property once integrated into the Activate digital therapeutics (DTx) platform.

The MSA incorporates the following information and guidelines: commercial undertakings, software development kit, end-user license, technology support, data processing agreement, fee schedule and professional services, including implementation support and training services, which are to be provided by AHI within the agreement with Activate.

The initial term of the MSA is for two years from commencement and will automatically extend for subsequent consecutive periods each of equivalent length to the initial term. Early termination procedures are included for either party to the MSA.

The pricing mechanism in the MSA is based on either single scans or bulk purchase of scans. Under the terms of the agreement, Activate will purchase a block of 4,000 FaceScans and a block of 4,000 BodyScans for EUR€22,960, to be paid in two scheduled payments between now and the end of 2022.

Activate has built a digital therapeutics (DTx) platform for the prevention and early intervention of metabolic syndrome, a silent epidemic that affects nearly a third of the world’s adult population. Their evidence-based Software as a Medical Device will provide both patients and specialists with the necessary tools to control and reverse metabolic dysfunction in order to delay the onset of chronic diseases, such as cardiovascular disease and type 2 diabetes.

Integration of the AHI solution is completed and will be launch in the Netherlands in the coming weeks. An update to the market will be provided once the product is launched by Activate.

Siim Saare, Founder and Chief Executive Officer of Activate Health, said:

“We are very happy that the integration of the AHI solution is now completed and we are preparing our commercial launch in early September. We have a world-class team of data scientists, engineers and medical experts who have collaborated to develop a novel health risk prediction model and AI-driven decision support system for the prevention and early intervention of chronic disease.

Advanced Human Imaging Limited.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@advancedhumanimaging.com

ASX Announcement Monday 29 August 2022

We are looking forward to ongoing partnership with AHI and our project partners.”

Vlado Bosanac, Strategy Lead of Advanced Human Imaging, said:

“The combination of the AHI solution will provide a far deeper insight of the users within the Activate digital therapeutics platform. The AHI solution will empower the Activate platform with the ability to identify chronic disease risk, for the early intervention, allowing Activate to intervene and assist their consumers with better health outcomes.

We are delighted to be involved with such an innovative company, based in the world’s leading digital health community, and look forward to making a positive impact on Europeans’ longevity of life, health and wellbeing.”

About Activate Health OÜ

Activate Health OÜ (“Activate”) is a digital health company born in the pandemic on a mission to radically extend the human healthspan and make 100 healthy years the new normal. Activate believes that people have an untapped potential to live a longer life in good health, be active and perform at their best every single day. Activate was founded to help people achieve their untapped potential.

Activate help people wake up every morning feeling fully rested and ready to tackle any task with constant energy. What if their body and brain performed at their highest level throughout the day? What if people slept better and recovered faster, felt less anxiety and more happiness? And what if all that lasted a decade or two longer than today’s statistics would predict?

Activate believes that this future is within people’s grasp and accessible to everyone if they took control of their own brains and body. People make hundreds of inter-connected choices each day that impact their physical and mental health. When people eat cleaner, they have more energy to be active, leading to better sleep at night, which results in a better mood and focus the next day.

Science shows that by making small conscious changes in daily behaviour, physical and mental fitness can climb to a whole new level in just a few months.

Activate is here to help people turn this into action. Their platform features medical-grade health audits, targeted micro-programs, science-backed recommendations and on-demand coaching. Everything an individual needs to take control of their health, performance and wellbeing.

For more information on Activate Health please visit: https://activate.ee/

For more information contact:

Dr Katherine Iscoe Chief Executive Officer Advanced Human Imaging Ltd E: admin@ahi.tech	Simon Durack Chief Financial Officer Advanced Human Imaging Ltd E: admin@ahi.tech

*	This announcement has been approved by the board of Advanced Human Imaging Limited.

Advanced Human Imaging Limited.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@advancedhumanimaging.com

ASX Announcement Monday 29 August 2022

About Advanced Human Imaging:

AHI has developed and patented a proprietary dimensioning technology that enables our partners and their users to check, track, and assess their vital signs and dimensions using only a smartphone both privately and accurately.

Our goal is to assist our partners by empowering their consumers with this capability. This in return gives our partners the ability to assess, assist, and communicate outcomes with their consumers when navigating day-to-day life and the ongoing fight against chronic disease which accounts for 86% of global healthcare costs.

Whether this is a personal journey to better health, understanding the risk associated with physical condition, tracking the changes they are experiencing through training, dieting, or under medical regimes, or simply wanting to be correctly sized for a garment when shopping online. The AHI technology delivers this seamlessly, privately, and cost-effectively in only a few minutes.

Our partner benefits from our software as a service pricing solution, that reduces with scale. Integration is made easy with the AHI modular system, based on multiple software development kits (SDKs), allowing a partner to select the functions, measurements, and displays to suit their individual needs.

AHI has developed this capability by leveraging the power of Computer Vision, Machine Learning, and patented algorithms, to process these images on secure, enterprise-level infrastructure, delivering an end-to-end experience that is unrivalled in the industry. AHI simplifies the collection of measurements and removes the human error present in traditional methods.

The link below is a brief video showcasing our current offering and will assist you in understanding our value proposition. CompleteScan - The Future of Health Assessments

For more information please visit: www.ahi.tech

Advanced Human Imaging Limited.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@advancedhumanimaging.com

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